Exhibit 99.1

news release

Encana Completes C$1.25 Billion Bought Deal Offering

Calgary, Alberta (March 16, 2015)

Encana Corporation (“Encana”) (TSX:ECA)(NYSE:ECA) announced today the completion of its offering of 85,616,500 common shares of Encana (the “Shares”) at a price of C$14.60 per Share (the “Offering Price”), for aggregate gross proceeds of approximately C$1.25 billion (the “Offering”). Encana has also granted the underwriters an over-allotment option to purchase up to an additional 12,842,475 Shares at the Offering Price, exercisable for a period of 30 days after closing of the Offering. The Offering was made on a bought deal basis through a syndicate of underwriters led by RBC Capital Markets, Credit Suisse and Scotiabank.

Encana will use the net proceeds of the Offering to redeem its US$700 million of long-term debt maturing in 2017 and C$750 million of long-term debt maturing in 2018 on April 6, 2015. Pursuant to the terms of their respective indentures, the redemption of this debt requires an estimated one-time early interest payment of approximately US$165 million, which is expected to save Encana a gross amount of approximately US$205 million in future interest expense, based on current foreign exchange and treasury rates.

Encana has filed a prospectus supplement dated March 4, 2015 to its base shelf prospectus dated June 27, 2014 (collectively, the “Prospectus”), filed with the securities regulatory authorities in each of the provinces and territories of Canada and included in its registration statement on Form F-10 filed with the U.S. Securities and Exchange Commission (“SEC”). This Offering is made only by the Prospectus. The Prospectus contains important detailed information about the securities being offered. Investors should read the Prospectus before making an investment decision.

Encana has filed a registration statement (including a base shelf prospectus) with the SEC for the Offering to which this communication relates. Before you invest, you should read the registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this Offering.

The Prospectus is available free of charge on SEDAR at http://www.sedar.com, on the SEC website at http://www.sec.gov or from the underwriters named in the Prospectus. Potential investors may request the Prospectus in Canada from RBC Capital Markets, Attention: Distribution Centre, 277 Front St. W., 5th Floor, Toronto, Ontario M5V 2X4 (fax: 416-313-6066) and in the United States from RBC Capital Markets, LLC, Attention: Prospectus Department, Three World Financial Center, 200 Vesey Street, 8th floor, New York, New York 10281-8098 (telephone: 877-822-4089, fax: 212-428-6260); in Canada from Credit Suisse, Prospectus Department at 1 First Canadian Place Suite 2900, P.O. Box 301, Toronto, Ontario, Canada, M5X 1C9; Telephone: (416) 352-4520 and in the United States from Credit Suisse Securities (USA) LLC, Prospectus Department (1-800-221-1037), One Madison Avenue, New York, New York 10010, email: newyork.prospectus@credit-suisse.com; and in Canada from Scotiabank, Equity Capital Markets (Tel: 1-416-862-5837), Scotia Plaza, 66th Floor, 40 King St. West, M5W 2X6, Toronto, Ontario, and, in the United States, by contacting Scotiabank, Equity Capital Markets (Tel: 1-212-225-6853), 250 Vesey Street, 24th Floor, New York, NY 10281.

ADVISORY REGARDING FORWARD-LOOKING STATEMENTS - In the interests of providing Encana shareholders and potential investors with information, certain statements contained in this news release are forward-looking statements or information within the meaning of applicable securities legislation, collectively referred to herein as “forward-looking statements.” Forward-looking statements in this news release include, but are not limited to: the expected use of the net proceeds of the Offering, including the estimated early interest payment associated with the redemption of Encana’s debt and its expected future interest expense savings.

Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause Encana’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. There can be no assurance that Encana will realize the anticipated benefits from the use of proceeds therefrom.

Although Encana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive. In addition, assumptions relating to such forward-looking statements generally include Encana’s current expectations and projections made in light of, and generally consistent with, their historical experiences and perceptions of historical trends, all of which are subject to the risk factors identified elsewhere in this news release or in or incorporated by reference into Encana’s prospectus supplement in respect of the Offering dated March 4, 2015 to its base shelf prospectus dated June 27, 2014. For a full discussion of Encana’s material risk factors, see “Risk Factors” in Encana’s most recent Annual Information Form, “Risk Management” in Encana’s annual MD&A and risk factors described in other documents Encana files from time to time with securities regulatory authorities, all of which are available on SEDAR at http://www.sedar.com and on EDGAR at http://www.sec.gov.

Furthermore, the forward-looking statements contained in this news release are made as of the date hereof and, except as required by law, Encana undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

Encana Corporation

Encana is a leading North American energy producer that is focused on developing its strong portfolio of resource plays, held directly and indirectly through its subsidiaries, producing natural gas, oil and natural gas liquids (NGLs). By partnering with employees, community organizations and other businesses, Encana contributes to the strength and sustainability of the communities where it operates. Encana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.

Further information on Encana Corporation is available by contacting:

Investor contact:	Media contact:
Brian Dutton	Jay Averill
Director, Investor Relations	Director, Media Relations
(403) 645-2285	(403) 645-4747

Patti Posadowski	Doug McIntyre
Sr. Advisor, Investor Relations	Advisor, Media Relations
(403) 645-2252	(403) 645-6553

SOURCE: Encana Corporation